Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands, except ratio computation)
Pretaxincome from continuing operations before adjustment for noncontrolling interest	$8,621	$(27,412)	$(23,505)	$9,679	$27,746

Add back:
Fixed charges	28,618	30,124	34,348	30,906	35,733
Distributed income of equity investees	3,793	4,413	2,904	3,836	6,389

Deduct:
Equity in earnings of equity investees	(3,248)	(1,669)	221	(1,328)	(2,506)
Capitalized interest	(996)	(325)	(1,158)	(2,116)	(1,577)
Earnings as Defined	$36,788	$5,131	$12,810	$40,977	$65,785

Fixed Charges
Interest expense including amortization of deferred financing fees	$27,344	$29,497	$32,870	$28,469	$33,837
Capitalized interest	996	325	1,158	2,116	1,577
Interest portion of rent expense	278	302	320	321	319
Fixed Charges	$28,618	$30,124	$34,348	$30,906	$35,733
Preferred share dividends	7,250	5,244	-	-	-
Combined Fixed Charges and Preferred Dividends	$35,868	$35,368	$34,348	$30,906	$35,733

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.03	(a)	(b)	1.33	1.84

(a)
Due to the pretax loss from continuing operations for year ended December 31, 2011,  the ratio coverage were less than 1:1. We would have needed to generate additional earnings of $30.2 million to achieve a coverage of 1:1 for 2011.

(b)
Due to the pretax loss from continuing operations for year ended December 31, 2010,  the ratio coverage were less than 1:1. We would have needed to generate additional earnings of $21.5 million to achieve a coverage of 1:1 for 2010.